Grupo Casa Saba, S.A.B. de C.V.

By resolution of the Board of Directors, the shareholders of Grupo Casa Saba, S.A.B. de C.V. (the “Company”) are hereby summoned to attend the General Ordinary Shareholders Meeting to be held on April 30th, 2009, at 10:30 o’clock, in the building of Mijares, Angoitia, Cortés y Fuentes, S.C., located at Montes Urales 505, 3rd Floor, Lomas de Chapultepec, 11000, Mexico, D.F., in order to discuss the items contained in the following:

AGENDA

I. Presentation, and in its case approval of the report submitted by the Board of Directors for the year ended on December 31, 2008, pursuant to Article 172 of the General Law on Commercial Companies, including the financial statements for the year ended on December 31, 2008.

II. Presentation, and in its case, approval of the report of the fulfillment of the tax obligations of the Company regarding the fiscal year concluded in 2007.

III. Proposal, and in its case approval of allocation of profits which shall include the approval and payment of a dividend for the shareholders up to the amount of MXN$170,000,000.00 (one hundred seventy million pesos 00/100 M.N.)

IV. Presentation, and in its case approval of the report submitted by the Chief Executive Officer of the Company, pursuant to article 44 section XI of the Securities Market Law.

V. Presentation, and in its case approval of the opinion submitted by the Board of Directors regarding the report submitted by the Chief Executive Officer of the Company.

VI. Presentation, and in its case, approval of the Audit Committee’s annual report.

VII. Approval of resignations, proposal to appoint, and in its case, ratification of the members of the Board of Directors and the Secretary.

VIII. Approval of resignations, proposal to appoint, and in its case, ratification of the members of the Audit Committee, and appointment, and in its case ratification of the President of such committee.

IX. Presentation, and in its case, approval to eliminate the Executive Committee of the Company.

X. Approval of resignations, proposal to appoint, and in its case, ratification of the Chief Executive Officer of the Company.

XI. Remuneration for the members of the Board of Directors, the Audit Committee, the Executive Committee and the Secretary of the Company.

XII. Designation of delegates who will formalize the resolutions taken at this meeting.

In order to have the right to attend the meeting, the shareholders of the Company shall have to provide truthful evidence of their ownership of such shares, with at least 48 hours prior to the time set for the meeting, before the Secretary of the Company at the offices located at Montes Urales No. 505, 3rd Floor, 11000 Mexico, D.F. To that effect, the shareholders shall have to be registered as such in the Shareholder’s Registry Book of the Company, which shall be updated in accordance to the certifications issued by S.D. INDEVAL INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, S.A. de C.V., and to the complementary lists to which the article 290 of the Securities Market Law refers to.

The share certificates to be deposited in order for the shareholder to be able to attend the meeting will be returned only after the meeting has been adjourned, pending the delivery of the corresponding deposit slip. The shareholders may be represented by attorneys-in-fact duly appointed by means of power of attorney granted in the form provided by the Company, which shall meet the requirements set forth in article 290 of the Securities Market Law or by means of a general or special power of attorney granted pursuant to the applicable laws. The mentioned forms are available to the shareholders or their representatives as of this date, in the offices of the Secretary of the Company located at the above-mentioned domicile.

Mexico City, Federal District , March 31, 2009

Francisco Fuentes Ostos
Secretary of the Board of Directors